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FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[ ] Check this box if no longer subject      _________________________________
    to Section 16. Form 4 or Form 5          | OMB Number:         3235-0287 |
    obligations may continue.  See           | Expires:    December 31, 2001 |
    Instruction 1(b).                        | Estimated average burden      |
                                             | hours per response....... 0.5 |
                                             _________________________________


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Ehrlich               Burtt                R.
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   (Last)            (First)            (Middle)

20 Brynwood Lane
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                     (Street)

Greenwich                 CT           06831
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol


Armor Holdings, Inc. (AH)
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3. IRS or Social Security Number of Reporting Person (Voluntary)



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4. Statement for Month/Year


September, 2001
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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [ ] 10% Owner
   [ ] Officer (give title below)           [ ] Other (specify below)



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7. Individual or Joint/Group Filing (Check Applicable Law)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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
                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         (D) Direct     7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           or                Direct
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            (I)               Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          Indirect)         Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)        (Instr. 4)
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
Common Stock, par value
$0.01 per share            9/6/01       S             1,000      D        $15.25
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Common Stock, par value
$0.01 per share            9/7/01       S             1,000      D        $14.92
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Common Stock, par value
$0.01 per share            9/7/01       S             1,000      D        $14.90
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Common Stock, par value
$0.01 per share            9/7/01       S             2,000      D        $14.85
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Common Stock, par value
$0.01 per share            9/7/01       S             1,400      D        $14.80
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Common Stock, par value
$0.01 per share            9/10/01      S             2,000      D        $14.21
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Common Stock, par value
$0.01 per share            9/20/01      S            10,500      D        $20.875       94,100               D
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Common Stock, par value                                                                                          By Trusts f/b/o
$0.01 per share            9/20/01      S             2,600      D        $20.875       23,000               I   Children (1)
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Common Stock, par value
$0.01 per share            9/20/01      S             3,400      D        $20,875       10,000               I   By Children (1)
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Common Stock, par value                                                                                          By Spouse's
$0.01 per share                                                                            400               I   IRA (1)
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

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FORM 4 (continued)

                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                    (E.G. PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Inst.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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
Stock Options
(Right to                                                                 Common
Buy)(2)       $3.75                                       (3)    1/06     Stock    75,000            75,000       D
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Stock Options
(Right to                                                                 Common
Buy)(4)     $9.6875                                       (3)    6/09     Stock    10,000            10,000       D
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Stock Options
(Right to                                                                 Common
Buy)(4)      $13.19                                       (3) 6/15/10     Stock    10,000            10,000       D
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

(1) The reporting person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for the purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise.
(2)  Granted pursuant to the Armor Holdings, Inc. 1996 Option Plan.
(3)  Presently exercisable.
(4)  Granted pursuant to the Armor Holdings, Inc. 1999 Stock Incentive Plan.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*   If the Form is filed by more than one reporting person, See
    Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the form displays a currently valid OMB Number.


              /s/ Burtt R. Ehrlich                            October 9, 2001
              ----------------------------------------     --------------------
              ** Signature of Reporting Person                    Date


                                                                          (Over)
                                                                 SEC 1474 (7/96)